Exhibit 99.2
Tax Reduction and Exemption Approval Notice
Yuzhong District of State Tax Bureau
Notice No. Reduction [2009]4
To: Chongqing Xinghong Growing Rich Management Co., Ltd: 500103673362081
Your application for tax reduction and exemption and materials relating thereto have been duly received. Pursuant to relevant regulations, after our review, your company is considered qualified for tax reduction and exemption in accordance with the Western Region Development policies. It is hereby approved that your company will be eligible for a preferential tax rate for Western Region Development, i.e., a reduced enterprise income tax equal to 15%, effective from January 1, 2008.
The effective term of the tax reduction is subject to the provisions under the applicable tax laws. You are required to make due filing of tax returns, and shall be applicable to normal tax rate immediately upon expiration of the effective term of the tax reduction.
State Tax Bureau in Yuzhong District, City of Chongqing
February 2, 2009